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Exhibit 12.1

	Niska				Niska Predecessor
	Year Ended March 31,
	2012		2011		2010		2009		2008
Earnings:
Net (loss) earnings before income taxes	(185,459)		27,403		121,149		96,949		44,965
Less: capitalized interest	(4,077)		(2,018)		(574)		—		—
Total (loss) earnings	(189,536)		25,385		120,575		96,949		44,965
Fixed Charges
Interest and debt expense	74,630		77,007		38,119		53,486		73,853
Capitalized interest	4,077		2,018		574		—		—
Portion of rentals representing an interest factor	4,957		1,079		653		490		573
Total fixed charges	83,664		80,104		39,346		53,976		74,426
(Deficit) earnings (applied to) available for fixed charges	(105,872)		105,489		159,921		150,925		119,391
Ratio of earnings to fixed charges	-1.3	x	1.3	x	4.1	x	2.8	x	1.6	x

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  Exhibit 12.1